SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated January 17, 2005, entitled "Appointment of Director".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 18, 2005

By: /s/ Andrea Townsend
          Name: Andrea Townsend
          Title: Company Secretary

Exhibit 99.1
APPOINTMENT OF DIRECTOR

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")

APPOINTMENT OF DIRECTOR

In compliance with Rule 3.59 of the Listings Requirements of JSE Securities Exchange South Africa, DRDGOLD announces that, with effect from Monday, January 17, 2005, Mr Douglas Neil Campbell was appointed to the board of directors of DRDGOLD.

Johannesburg
January 17, 2005

Sponsor
Standard Bank